UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                             QS Communications Corp.
              ----------------------------------------------------
                                (Name of issuer)

                 Common Stock, Euro 1.00 Nominal Value Per Share
              ----------------------------------------------------
                         (Title of class of securities)

                                   74727G 10 1
              ----------------------------------------------------
                                 (CUSIP number)

                                 April 18, 2000
              ----------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

---------------------------------
CUSIP No. 74727G
---------------------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    4,204,592
                             ---------------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ---------------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      4,204,592
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,204,592
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

---------------------------------
CUSIP No. 74727G
---------------------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Manjit Dale
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ---------------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ---------------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,204,592
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  QS Communications Corp. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is Mathias-Brueggen Strasse 55, 50829 Cologne, Germany.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Manjit Dale ("MD" and, together with DBAG, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                  The principal place of business of MD is DB Capital Partners, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Persons is set forth on pages 2 and 3.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is Common Stock, which includes securities held in the form of American Depository Shares (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)   / /   Broker or dealer  registered  under  section 15 of
                              the Act;

                  (b)   / /   Bank as defined in section 3(a)(6) of the Act;

                  (c)   / /   Insurance  Company as defined in section  3(a)(19)
                              of the Act;

                  (d)   / /   Investment  Company  registered under section 8 of
                              the Investment Company Act of 1940;

                  (e)   / /   An  investment  adviser  in  accordance  with Rule
                              13d-1 (b)(1)(ii)(E);

                  (f)   / /   An employee  benefit  plan,  or endowment  fund in
                              accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g)   / /   A parent  holding  company  or  control  person in
                              accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h)   / /   A savings  association  as defined in section 3(b)
                              of the Federal Deposit Insurance Act;

                  (i)   / /   A church plan that is excluded from the definition
                              of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j)   / /   Group,    in    accordance    with   Rule    13d-1
                              (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           DBAG owns the amount of the Common Stock as set forth
                  on page 2. MD may be deemed to be the beneficial owner of the Common Stock and is listed here solely for that purpose. However, MD disclaims beneficial ownership of the Common Stock.

                  (b)      Percent of class:

                           DBAG owns the  percentage  of the Common Stock as set
                  forth on page 2. MD does not own the percentage of the Common Stock as set forth on page 2.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    DBAG  has the sole  power to vote or  direct
                           the vote of the Common Stock as set forth on page 2. MD does not have the sole power to vote or direct the vote of the Common Stock as set forth on page 2.

                           (ii)     shared power to vote or to direct the vote:

                                    None.

                           (iii) sole power to dispose or to direct the disposition of:

                                    DBAG has the sole power to dispose or direct
                           the disposition of the Common Stock as set forth on page 2. MD does not have the sole power to dispose or direct the disposition of the Common Stock as set forth on page 2.

                           (iv) shared power to dispose or to direct the disposition of:

                                    None.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The following subsidiary of DBAG holds Common Stock included in the figure on page 2: BT Capital Investors Offshore L.P.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2000

                                             DEUTSCHE BANK AG

                                             By: /s/Dieter Eisele
                                                --------------------------------
                                                Name:   Dr. Dieter Eisele
                                                Title:  Group Head of Compliance


                                             By: /s/Rainer Grimberg
                                                --------------------------------
                                                Name:   Dr. Rainer Grimberg
                                                Title:  Vice President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2000



                                              By:/s/ Manjit Dale
                                                 -------------------------------
                                                 Name:    Manjit Dale